Bala Enzyme Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bala Enzyme Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 15, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	2,643	55,445
Accounts Receivable	12,048	35,051
Inventory	112,027	71,552
Total Current Assets	126,719	162,048
TOTAL ASSETS	126,719	162,048
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	136,576	132,006
Notes Payable	84,505	-
Notes Payable - Related Parties	50,000	600,000
Other Liabilities	34,862	469
Total Current Liabilities	305,943	732,475
Long-term Liabilities		
Notes Payable	18,573	-
Notes Payable - Related Parties	400,000	450,000
Total Long-Term Liabilities	418,573	450,000
TOTAL LIABILITIES	724,516	1,182,475
Commitments and Contingencies (Note 4)		
EQUITY		
Common Stock	200	200
Preferred Stock	101	64
Additional Paid in Capital	1,999,699	1,204,736
Accumulated Deficit	(2,597,797)	(2,225,427)
Total Equity	(597,797)	(1,020,427)
TOTAL LIABILITIES AND EQUITY	126,719	162,048

Statement of Operations

	Year Ended December 31,	
	2024	2023
Revenue	339,970	326,595
Cost of Revenue	140,539	194,264
Gross Profit	199,432	132,330
Operating Expenses		
Advertising and Marketing	262,024	112,592
General and Administrative	275,213	510,421
Total Operating Expenses	537,237	623,013
Operating Income (loss)	(337,806)	(490,682)
Other Income		
Other	5,999	-
Total Other Income	5,999	-
Other Expense		
Interest Expense	40,563	8,315
Total Other Expense	40,563	8,315
Earnings Before Income Taxes	(372,370)	(498,998)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(372,370)	(498,998)

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2023	2,000,000	200	501,262	50	989,750	(1,726,429)	(736,429)
Issuance of Preferred Stock	-	-	139,237	14	214,986	-	215,000
Net Income (Loss)	-	-	-	-	-	(498,998)	(498,998)
Ending Balance 12/31/2023	2,000,000	200	640,499	64	1,204,736	(2,225,427)	(1,020,427)
Issuance of Preferred Stock	-	-	372,159	37	794,963	-	795,000
Net Income (Loss)	-	-	-	-	-	(372,370)	(372,370)
Ending Balance 12/31/2024	2,000,000	200	1,012,658	101	1,999,699	(2,597,797)	(597,797)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(372,370)	(498,998)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	4,570	(240,284)
Accrued Liabilities	34,393	121
Inventory	(40,475)	340,906
Accounts Receivable	23,003	19,885
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	21,491	120,628
Net Cash provided by (used in) Operating Activities	(350,879)	(378,370)
FINANCING ACTIVITIES		
Proceeds from Notes Payable	103,078	-
Proceeds from/(Repayment of) Notes Payable - Related Parties	(600,000)	110,000
Proceeds from Preferred Stock	37	14
Proceeds from Paid-in Capital	794,963	214,986
Net Cash provided by (used in) Financing Activities	298,078	325,000
Cash at the beginning of period	55,445	108,815
Net Cash increase (decrease) for period	(52,802)	(53,370)
Cash at end of period	2,643	55,445

Bala Enzyme Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bala Enzyme Inc. ("the Company") was formed in Delaware on February 19th, 2021. The Company sells its own doctor-formulated hydration and recovery blend with plant-based enzymes, turmeric, electrolytes, amino acids & zero sugar to fuel your body. The Company sells its products direct to consumers and to wholesalers.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $112,027 as of December 31st, 2024, consisting primarily of finished goods. The Company values its inventory at the lower of cost and net realizable value using the FIFO (First-In, First-Out) method of accounting. The inventory balance includes a reserve of $36,999 to reflect estimated reductions in value.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, California, and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In January of 2022, the Company entered into a promissory note with shareholders resulting in the Company receiving $940,000. The note accrues interest at 1% and contains a maturity date estimated to be January 4th, 2027. The balance of the note was $400,000 as of December 31st, 2024.

In June of 2023, the Company entered into a loan agreement with shareholders resulting in the Company receiving $50,000. The note accrues interest at 10% and is due on or after April 30th, 2025, upon demand by the holder. The balance of the loan was $50,000 as of December 31st, 2024.

From 2019 through 2024, the Company was loaned various amounts by a shareholder. The balance of the loan was $60,000 as of December 31st, 2023. The shareholder loaned the Company an additional $65,000 in 2024 before agreeing to convert the entire loan balance to equity. The balance of the loan was $0 as of December 31st, 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

On August 15th, 2024, the Company entered into a business loan agreement with PayPal to obtain funding for general business purposes. The total funding provided under the agreement was $67,600, with a stated Annual Percentage Rate (APR) of 35.49%. The loan carries a fixed finance charge of $12,932, resulting in a total repayment obligation of $80,532. Repayments are made on a weekly basis in the amount of $1,549 over a 364-day term. The balance of the loan was $45,621 as of December 31st, 2024.

On December 5th, 2024, the Company entered into a business loan agreement with Clearco to obtain funding for general business purposes. The total funding provided under the agreement was $5,000, with a stated Annual Percentage Rate (APR) of 52.68%. The loan carries a fixed finance charge of $713, resulting in a total repayment obligation of $5,713. Repayments are made on a weekly basis in the amount of $954 over an estimated 26 week term. The balance of the loan was $4,488 as of December 31st, 2024.

On November 25th, 2024, the Company entered into a business loan agreement to obtain funding for general business purposes. The total funding provided under the agreement was $28,000. The loan carries a fixed finance charge of $12,600 resulting in a total repayment obligation of $40,600. Repayments are made on a weekly basis in the amount of $521 over an estimated 18-and-a-half-month term. The balance of the loan was $38,310 as of December 31st, 2024.

In 2024, the Company entered into various working capital loans totaling $55,130. The loans contain finance fees of approximately $3,000 per loan. The loans contain interest rates of approximately 12.32% and are due in 2026. The balance of the loans were $14,659 as of December 31st, 2024.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	134,505
2026	18,573
2027	400,000
2028	-
2029	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.0001 per share. 2,000,000 shares were issued and outstanding as of 2023 and 2024

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.
The Company has authorized 1,012,658 of preferred shares with a par value of $0.0001 per share. 1,012,658 shares were issued and outstanding as of 2024.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2024, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 15, 2025, the date these financial statements were available to be issued.

On February 26th, 2025, the Company entered into a business loan agreement with PayPal to obtain funding for general business purposes. The total funding provided under the agreement was $100,000, with a stated Annual Percentage Rate (APR) of 28.34%. The loan carries a fixed finance charge of $15,101, resulting in a total repayment obligation of $115,101. Repayments are made on a weekly basis in the amount of $2,213 over a 364-day term.

On January 10th, 2025, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party totaling $15,000. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at a 15% discount. The valuation cap of the agreements entered was $15M.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.